Exhibit 99.1

Maris-Tech Receives First Serial Production Order
from Singapore Defense Customer

Customer advances from sample testing to serial orders,
reinforcing confidence in Maris-Tech’s technology by the global defense market

Rehovot, Israel, May 07, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has received its first serial production order through a distributor for an end customer in Singapore’s defense sector.

The order follows a comprehensive evaluation process of Maris-Tech’s products. The customer initially procured product samples, which underwent comprehensive testing and assessment. Following this evaluation phase, the customer transitioned from sample orders to serial production purchases.

“We believe that this transition from sample evaluation to serial production orders is an important milestone for Maris-Tech,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that it reflects the customer’s confidence in our products and their performance in demanding operational environments. We view this order as an additional validation of our technology and a meaningful step in strengthening our position in the global defense market. It also aligns with our strategy of expanding our international footprint through distributors and local collaborations.”

Maris-Tech continues to focus on leveraging its advanced edge AI and video capabilities to address evolving operational requirements across defense and other mission-critical sectors, while expanding its presence in key international markets.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing customer confidence in the Company’s products and performance, validation of the Company’s technology, strengthening the Company’s position in the global defense market, expanding the Company’s international footprint through distributors and local collaborations, leveraging advanced edge AI and video capabilities, and addressing evolving operational requirements in defense and mission-critical sectors. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com